Exhibit 4.5

SECOND AMENDMENT TO THE

STRONGHOLD DIGITAL MINING, INC.

OMNIBUS INCENTIVE PLAN

THIS SECOND AMENDMENT (the “Second Amendment”) to the Stronghold Digital Mining, Inc. Omnibus Incentive Plan, as may be amended from time to time (the “Plan”), has been adopted by Stronghold Digital Mining, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Plan.

W I T N E S S E T H:

WHEREAS, the Company previously adopted the Plan, effective October 19, 2021 and amended the Plan, effective January 18, 2023;

WHEREAS, Section 9(p) of the Plan provides that the board of directors of the Company (the “Board”) or the Compensation Committee of the Board (the “Committee”) may amend the Plan from time to time without the consent of any stockholders or Participants, except that any amendment or alteration to the Plan, including any increase in any share limitation, shall be subject to the approval of the Company’s stockholders not later than the next annual meeting following such Board or Committee action if such stockholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Stock may then be listed or quoted;

WHEREAS, the Board desires to amend the Plan to (i) limit the Committee’s discretion to accelerate vesting under the Plan, (ii) increase the number of shares of Stock available for delivery with respect to Awards, (iii) remove the “evergreen” feature for the number of shares of Stock available for delivery with respect to Awards, (iv) limit the ability for shares of Stock to be recycled back into the Plan, (iv) remove the “repricing” feature and the ability to exchange Awards without stockholder approval and (v) prohibit the cash buyout of Awards without stockholder approval; and

WHEREAS, the Board has determined that the Second Amendment shall be made effective as of, and contingent on, the date the Second Amendment is approved by the stockholders of the Company (such date, the “Amendment Effective Date”).

NOW, THEREFORE, the Plan shall be amended as of the Amendment Effective Date, as set forth below:

1. Section 3(a)(v) of the Plan is hereby deleted and replaced in its entirety with the following:

“modify, waive or adjust any term or condition of an Award that has been granted, which may include the waiver of forfeiture restrictions, modification of the form of settlement of the Award (for example, from cash to Stock or vice versa), early termination of a performance period, or modification of any other condition or limitation regarding an Award; provided that such modification, waiver or exercise shall not include an acceleration of vesting.”

2. Section 4(a) of the Plan is hereby deleted and replaced in its entirety with the following:

“Number of Shares Available for Delivery. Subject to adjustment in a manner consistent with Section 8, 2,306,951 shares of Stock are reserved and available for delivery with respect to Awards and such total shall be available for the issuance of shares upon the exercise of ISOs.”

3. Section 4(c) of the Plan is hereby deleted and replaced in its entirety with the following:

“Availability of Shares Not Delivered under Awards. Shares of Stock subject to an Award under the Plan that expires or is cancelled, forfeited, exchanged, settled in cash or otherwise terminated without the actual delivery of shares (Awards of Restricted Stock shall not be considered “delivered shares” for this purpose), will again be available for Awards. Notwithstanding the foregoing, (i) the number of shares tendered or withheld in payment of any exercise or purchase price of an Award or taxes relating to an Award, (ii) shares that were subject to an Option or an SAR but were not issued or delivered as a result of the net settlement or net exercise of such Option or SAR and (iii) shares repurchased on the open market with the proceeds of an Option’s exercise price, will not, in each case, be available for Awards.”

4. Section 6(j) of the Plan is hereby deleted and replaced in its entirety with the following:

“Substitute Awards. Awards may be granted in substitution or exchange for any other Award granted under the Plan or under another plan of the Company or an Affiliate or any other right of an Eligible Person to receive payment from the Company or an Affiliate. Awards may also be granted under the Plan in substitution for awards held by individuals who become Eligible Persons as a result of a merger, consolidation or acquisition of another entity or the assets of another entity by or with the Company or an Affiliate. Such Substitute Awards referred to in the immediately preceding sentence that are Options or SARs may have an exercise price that is less than the Fair Market Value of a share of Stock on the date of the substitution if such substitution complies with the Nonqualified Deferred Compensation Rules and other applicable laws and exchange rules.”

5. The following is added as a new Section 6(k) of the Plan:

“No Repricing. Except as provided in Section 6(j) or in Section 8, without the approval of the stockholders of the Company, the terms of outstanding Awards may not be amended to (i) reduce the Exercise Price or grant price of an outstanding Option or SAR, (ii) grant a new Option, SAR or other Award in substitution for, or upon the cancellation of, any previously granted Option or SAR that has the effect of reducing the Exercise Price or grant price thereof, (iii) exchange any Option or SAR for Stock, cash or other consideration when the Exercise Price or grant price per share of Stock under such Option or SAR exceeds the Fair Market Value of a share of Stock or (iv) take any other action that would be considered a “repricing” of an Option or SAR under the applicable listing standards of the national securities exchange on which the Stock is listed (if any).”

RESOLVED FURTHER, that the Second Amendment shall supersede any prior amendments to the Plan to the extent there is any conflict between the Second Amendment and such prior amendments; and

RESOLVED FURTHER, that except as amended hereby, the Plan is specifically ratified and reaffirmed.

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